SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of July 2004
                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

           |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

           |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release, dated July 20, 2004.



                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 ELBIT SYSTEMS LTD.
                                                 (Registrant)


                                                 By: /s/ Ilan Pacholder
                                                     ---------------------------
                                                     Name:  Ilan Pacholder
                                                     Title:  Corporate Secretary

Dated:  July 21, 2004

                                  EXHIBIT INDEX

    Exhibit No.            Description
    -----------            -----------

       1.                  Press Release, dated July 20, 2004.

                                    EXHIBIT 1


      UK MINISTRY OF DEFENCE SELECTS THALES UK TEAM AS PREFERRED BIDDER FOR
                             WATCHKEEPER PROGRAMME,
              WITH ELBIT SYSTEMS AS SIGNIFICANT PART OF THALES TEAM


Haifa, Israel, July 20, 2004 - Elbit Systems Ltd. (NASDAQ: ESLT) reported today that the UK Ministry of Defence (MoD) announced the selection of Thales UK as preferred bidder for the next phase of the acquisition cycle of the WATCHKEEPER programme. Elbit Systems is a significant part of the Thales UK team selected for the programme.


WATCHKEEPER will provide the UK armed forces with an essential Intelligence, Surveillance, Target Acquisition and Reconnaissance (ISTAR) capability based on a tactical unmanned air vehicle (UAV) system and will be a key component of the UK's drive for Network Enabled Capability (NEC).

WATCHKEEPER is a programme of major importance for the British Armed Forces, and as such, this decision consists a strong vote of confidence in the Thales UK team.

The Thales / Elbit Systems Joint Venture (JV) will play a significant part as the provider of core UAV subsystems to the UK's WATCHKEEPER Prime Contract Management Organization of Thales UK.

The Thales / Elbit Systems JV and its supply chain, will create a significant number of new jobs in the UK. The Thales UK WATCHKEEPER solution will create or sustain 2500 jobs across the UK. These high technology jobs in systems integration, prime contracting, engineering and manufacturing will be within Thales UK, the Thales WATCHKEEPER team companies and throughout their UK supply chain.

As the market for UAV systems is growing strongly, the selection for the WATCHKEEPER programme is a significant milestone in positioning Elbit Systems and the Thales / Elbit Systems JV as major suppliers of UAV's, both for the UK and for export.

The Thales UK team intends to supply WATCHKEEPER and address the rapidly growing worldwide UAV systems market, estimated to be worth around (pound)3bn over the next 10 years. The operational benefits of the Thales UK team solution include: a fully integrated ground environment; higher endurance, lower attrition air vehicles; a minimal logistic footprint and the ability to deploy a full system to theatre in a single C-130 Hercules aircraft.

The Thales UK led team includes the Thales/Elbit Systems JV company, Elbit Systems, Marshall SV, LogicaCMG, Vega, Boeing, Cobham, Cubic, Supacat, QinetiQ and Praxis.

Notes to editors
WATCHKEEPER  is due to enter service with the armed forces in 2006 for 30 years.

The full WATCHKEEPER solution is on display at Farnborough International 19-25 July 2004.

For more information on WATCHKEEPER: www.thalesgroup.co.uk/watchkeeper

Thales UK team members and WATCHKEEPER specific locations are:

Thales UK: Crawley, Wells, Leicester, Glasgow                          Cubic Corporation: : Greenford
Bury St. Edmunds, St Asaph, Taunton, Staines                           Data links
Prime contractor; sensor payloads; mission
planning management, exploitation and
communications; through life support                                   Boeing: London
                                                                       US/UK future interoperability support and
JV Co: (Thales/Elbit SystemsJV)Leicester, Cardigan Bay                 scheduled technology/capability upgrades
Tactical UAV sub-systems supplier
                                                                       Vega:Welwyn Garden City, Bristol, Fareham
Elbit Systems:Lichfield (UAV Engines Ltd)                              Training partner
UAV  design, UAV engines

                                                                       QinetiQ: Boscombe Down, Malvern, Farnborough
Logica CMG : Leatherhead                                               Airworthiness consultancy and image data
Command and battle space management systems                            management
and applications

                                                                       Praxis: Bath
Marshall SV: Cambridge                                                 Programme safety consultancy
Ground station shelters and support
                                                                       Supacat: Honiton
Cobham:Wimborne, Dorset                                                Ground vehicle
Major sub-assemblies and components



About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The company focuses on the uprading of existing military platforms and developing new technologies for defense and homeland security applications.



About Thales  UK
Thales UK's defense activities encompass optronics, air defense, sensors, communications and naval systems. The company is the UK's second largest defense contractor and has been a supplier to the MoD since the First World War. Thales employs 11,000 staff in the UK and 62,000 people in 50 countries. In 2003, Thales UK's revenues were (pound)1.2bn.

Contacts


                     Thales                      Elbit Systems Ltd.
      www.thalesgroup.co.uk                    www.elbitsystems.com
                Guy Douglas                         Ilan Pacholder,                   IR Contacts
                                                                                      -----------
Guy.douglas@thalesgroup.com            VP Finance & Capital Markets        Ehud Helft/Kenny Green
                                              pacholder@elbit.co.il                Gelbart Kahana
         +44 (0)7813 903274                    Tel:  972-4 831-6632           Tel: 1-866-704-6710
           +44 01932 824832
                                                Fax: 972-4 831-6659           Fax: 972-3-607-4711
                                                                                  ehud@gk-biz.com
                                                                                kenny@ gk-biz.com


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